UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 29, 2014
2.	Appointment of Members of the Supervisory Committee, Regular Directors, Members of the Audit Committee and External Auditors (Fiscal Year 2014)

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 29, 2014 (the “Meeting”).

There was one (1) stockholder present, by proxy, with an aggregate of 5,330,400 book-entry shares of common stock, with an aggregate par value of $53,304,000 and 5,330,400 votes, which represent 78.38% of the capital stock and 100% of the votes.

1)	“Appointment of the persons in charge of approving and signing the Minutes.”

The Meeting resolved that the Minutes be signed by the attorney-in-fact of Sofora Telecomunicaciones S.A., by the Company’s President, Mr. Patrizio Graziani, and by the regular member of the Supervisory Committee, Mr. Ignacio Arrieta.

2)	“Consideration of the documents prescribed by Section 234, subparagraph 1 of Law 19,550, the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] (the “CNV Rules”) and the Buenos Aires Stock Exchange, and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2013.”

The Meeting resolved to approve the documentation of Fiscal Year 2013 (Annual Report –including the Report on Level of Compliance of the Corporate Governance Code, issued pursuant to Schedule IV of Title IV of the CNV Rules (N.T. 2013) –which includes a reasonable security report issued by the independent external auditors without qualifications nor observations, and which has been analyzed by the Supervisory Committee, as declared in the Supervisory Committee’s Report-, Supplementary Financial Information relating to Fiscal Year 2013, as required by paragraph a.3) of Section 1, Chapter I, Title IV of the CNV Rules (N.T. 2013), Report pursuant to Section 12, Chapter III, Title IV of the CNV (N.T. 2013) and Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all their Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee, and all other documents relating to such fiscal year, including the financial documents in English language required by the U.S. Securities and Exchange Commission), in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.

3)	“Consideration of the non-appropriated profit amount as of December 31, 2013 of AR$ 1,720 million. The Board of Directors’ proposal consists of attributing AR$ 1,720 million to “Voluntary Reserve for the Future Distribution of Dividends”. Board of Directors’ authorization to deduct and distribute the “Voluntary Reserve for the Future Distribution of Dividends”.”

The Meeting resolved to allocate the aggregate non-appropriated profit amount as of December 31, 2013, which amounts to AR$1,720 million, to the creation of a Voluntary Reserve for the Future Distribution of Dividends.

It also resolved to authorize the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends.

4)	“Consideration of the performance of the Board of Directors and the Supervisory Committee since April 26, 2013 until the date of this Stockholders’ Meeting.”

The meeting resolved to approve the performance of all the members of the Board of Directors and the Supervisory Committee since April 26, 2013 until the date of the Meeting.

5)	“Consideration of the compensation of the Board of Directors for their performance during Fiscal Year 2013, from April 26, 2013 until de date of this Stockholders’ Meeting. Proposal of payment of a total amount of AR$ 4,070,769, which is within the 5% limit set forth by Section 261 of Law 19, 550 with respect to the “calculated profits” for such fiscal year and constitutes 0.24% of the “calculated profit” determined in accordance with Section 3, Part I, Chapter III, Title II –Issuers- of the Rules of the CNV (N.T. 2013).”

The Meeting resolved to approve compensation for services rendered by members of the Board of Directors during Fiscal Year 2013, since April 26, 2013 until the date of the Meeting, in an aggregate amount of AR$4,070,769 to be distributed among the Board’s members in the manner to be decided by Nortel’s Board of Directors, against which all advance payments received by the directors during Fiscal Year 2013 and until the date of the Meeting will be computed.

6)	“Authorization to the Board of Directors to make advance payments of fees payable up to AR$ 3,180,000.- to those directors who shall perform their duties during Fiscal Year 2014 (from the date of this Stockholders’ Meeting until the date of the annual stockholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such stockholders’ meeting.”

The Meeting authorized the Board of Directors to make advances of up to an aggregate amount of AR$3,180,000 to all Board’s members serving during Fiscal Year 2014, subject to ratification at the stockholders’ meeting in which the financial documents for such year will be considered. The Board was also authorized to increase said amount in case of inflation.

7)	“Consideration of the fees payable to the Supervisory Committee for their performance during Fiscal Year 2013, from April 26, 2013 until the date of this Stockholders Meeting. Proposal of payment of an aggregate amount of AR$ 706,154.”

The Meeting resolved to approve compensation in an aggregate amount of AR$706,154 for the Supervisory Committee for services rendered during Fiscal Year 2013, and to authorize the Supervisory Committee to distribute such compensation in the manner it deems convenient, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2013 and until the date of the Meeting will be computed.

8)	“Authorization to make advance payments of fees payable up to AR$ 691,000 to those Supervisory Committee members who shall perform their duties during Fiscal Year 2014 (from the date of this Stockholders’ Meeting until the date of the annual stockholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such stockholders’ meeting.”

The Meeting authorized the Board of Directors to make advance payments of up to AR$691,000 to the members of the Supervisory Committee to be appointed for the twentieth-sixth fiscal year, subject to ratification at the stockholders’ meeting in which the financial documents for such year will be considered, and authorized the Board to increase said amount in case of inflation.

9)	“Determination of the number of regular and alternate members of the Board of Directors to serve from the date of this Stockholders’ Meeting and for three fiscal years.”

The Meeting resolved to determine the number of members of the Board of Directors as follows: seven regular members and six alternate members, to serve from the date of the Meeting and for three fiscal years.

10)	“Consideration of the appointment of two alternate directors by the Supervisory Committee.”

The Meeting approved the appointment of Messrs. Diego María Serrano Redonnet and Daniel Cristian Falck as Alternate Directors of the Company, made by the Company’s Supervisory Committee on July 29, 2013, pursuant to Section 258, 2nd paragraph of the Business Companies Law (as a result of the vacancies created by the resignations previously submitted by Ms. María Paola Martinuzzi and Mr. Pedro Eugenio Aramburu).

11)	“Election by the holders of common stock of the regular and alternate members of the Board of Directors to serve from the date of this Stockholders’ Meeting and for three fiscal years.”

The Meeting resolved to approve the appointment of Messrs. Patrizio Graziani, Eduardo Federico Bauer, Andrea Balzarini, Lorenzo Canu, Julio Pedro Naveyra, Domingo Jorge Messuti and Maria Inés Cecilia de San Martín as regular directors, and the appointment as alternate directors of Messrs. Dionisio Dima and Diego María Serrano Redonnet (as alternates for any of Messrs. Patrizio Graziani, Andrea Balzarini and Lorenzo Canu), of Mr. Pablo Rodrigo Tarantino (as alternate for Mr. Eduardo Federico Bauer), of Ms. Fabiana Leticia Marges (as alternate for Mr. Julio Pedro Naveyra), of Mr. Daniel Cristian Falck (as alternate for Mr. Domingo Jorge Messuti) and of Mr. Mario Biondi (as alternate for Ms. María Inés Cecilia de San Martín), making a record of the acceptance to their respective positions submitted in advance by the regular and alternate directors.

It was informed at the Meeting that, pursuant to the CNV Rules, regular directors Ms. María Inés Cecilia de San Martín and Messrs. Julio Pedro Naveyra and Domingo Jorge Messuti, and alternate directors Ms. Fabiana Leticia Marges y Messrs. Daniel Cristian Falck and Mario Biondi are “independent” both pursuant to the CNV Rules and following the guidelines set forth by Rule 10A-3 of the Securities and Exchange Commission, while Messrs. Patrizio Graziani, Andrea Balzarini, Lorenzo Canu, Eduardo Federico Bauer, Dionisio Dima, Diego María Serrano Redonnet are Pablo Rodrigo Tarantino are “non-independent”. None of the elected regular and alternate directors currently is or, in the prior 36 months, has been a member of the Board of Directors of any company organized in Argentina or providing services in Argentina, directly or indirectly controlled by Telefónica, S.A.

The Meeting also resolved to authorize any persons to be appointed by the Board of Directors to register the foregoing pursuant to the CNV Rules and the Rules of the Inspección General de Justicia (Office of Corporations).

12)	“Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2014.”

The Meeting resolved to approve the appointment of Ms. Susana Margarita Chiaramoni and Messrs. Ignacio Arrieta and Gerardo Prieto as regular members of the Supervisory Committee, and, as alternate members, Ms. Jacqueline Berzón (as alternate for Ms. Chiaramoni), Mr. Tomás Insausti (as alternate for Mr. Arrieta), and Mr. Guillermo Feldberg (as alternate for Mr. Prieto).

It was informed at the Meeting that all candidates submitted the acceptance to their appointments in advance and, pursuant to Section 79 of Law No. 26,831, it was informed that Messrs. Ignacio Arrieta, Susana Margarita Chiaramoni, Tomás Insausti and Jacqueline Berzón are lawyers, while Messrs. Gerardo Prieto and Guillermo Feldberg are certified public accountants, and that all of them qualify as “Independent”, pursuant to the Technical Resolutions issued by the FACPCE [Federación de Consejos Profesionales de Ciencias Económicas], which apply to determine the independence of the members of the Supervisory Committee, pursuant to Section 12, Chapter III, Title II of the CNV Rules (N.T. 2013). In addition, it was informed that neither the proposed members of the Supervisory Committee nor the firms which they belong to, nor any other professionals belonging to such firms, have ever been external auditors of the Company, nor will they be proposed as such by Sofora Telecomunicaciones S.A.

13)	“Determination of the compensation to the external auditors for the financial statements corresponding to Fiscal Year 2013.”

The Meeting approved an amount of AR$280,720 (VAT included) as fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2013.

14)	“Appointment of external auditors for financial statements for Fiscal Year 2014 and determination of their compensation.”

The Meeting approved the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2014. The Meeting also approved that the external auditors’ fees be fixed by the stockholders’ meeting in which the financial documents for Fiscal Year 2014 will be considered, and to authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. The Meeting made a record of the fact that Mr. Carlos Alberto Pace will serve as regular certifying accountant, and Mr. Mario Ángel Julio will serve as his alternate, having both submitted before the CNV and the Buenos Aires Stock Exchange, the sworn statements required by Section 104 of Law No. 26,831 and Section 22, Part VI, Chapter III, Title II, of the CNV Rules (N.T. 2013).

15)	“Consideration of the Audit Committee budget for Fiscal Year 2014.”

The Meeting approved a budget of AR$50,000 for the activities of the Audit Committee during Fiscal Year 2014.

Mr. Alejandro Romano, representing the Buenos Aires Stock Exchange, and Mrs. María Inés Pont Lezica, representing the CNV, attended the Meeting.

María Blanco Salgado

Attorney-in-fact

NORTEL INVERSORA S.A.

Appointment of Members of the Supervisory Committee, Regular Directors, Members of the Audit Committee and External Auditors (Fiscal Year 2014)

Resolutions adopted by the Annual and Extraordinary General Stockholders’ Meeting held on April 29, 2014 and by the Board of Directors, the Supervisory Committee and the Audit Committee’s meetings of the same date, in connection with the members of the Board of Directors, the Supervisory Committee, the Audit Committee and External Auditors of Nortel Inversora S.A.

BOARD OF DIRECTORS: As a result of the resolutions adopted by the Annual and Extraordinary General Stockholders’ Meeting and the meeting of the Board of Directors of Nortel Inversora S.A. held on April 29, 2014, the Board of Directors consists of the following members: President: Patrizio Graziani. Vice President: Eduardo Federico Bauer. Regular Directors: Lorenzo Canu, Andrea Balzarini, Julio Pedro Naveyra, Domingo Jorge Messuti, and María Inés San Martín. Alternate Directors: Dionisio Dima y Diego María Serrano Redonnet (alternates for any of Messrs. Patrizio Graziani, Lorenzo Canu and Andrea Balzarini), Pablo Rodrigo Tarantino (alternate for Mr. Eduardo Federico Bauer), Fabiana Leticia Marges (alternate for Mr. Julio Pedro Naveyra), Daniel Cristian Falck (alternate for Mr. Domingo Jorge Messuti) and Mario Biondi (alternate for Ms. María Inés Cecilia de San Martín). The members of the Board of Directors shall serve for three fiscal years (until the stockholders’ meeting in which the financial documents for fiscal year 2016 will be considered).

SUPERVISORY COMMITTEE: Regular Members: Ignacio Arrieta (President), Margarita Susana Chiaramoni and Gerardo Prieto. Alternate Members: Jacqueline Berzón (alternate for Ms. Susana Margarita Chiaramoni), Tomás Insausti (alternate for Mr. Ignacio Arrieta) and Guillermo Feldberg (alternate for Mr. Gerardo Prieto). The members of the Supervisory Committee shall serve for one term (until the stockholders’ meeting in which the financial documents for fiscal year 2014 will be considered).

AUDIT COMMITTEE: Domingo Jorge Messuti, Julio Pedro Naveyra (“financial expert” of the Audit Committee) and María Inés Cecilia de San Martín. All of them have expertise and experience in business and/or financial and/or accounting matters, as required by Section 15, Part V, Chapter III, Title II, of the CNV Rules (N.T. 2013). The members of the Audit Committee shall serve for one term (until the stockholders’ meeting in which the financial documents for fiscal year 2014 will be considered).

EXTERNAL AUDITORS FOR FISCAL YEAR 2014: Estudio Price Waterhouse & Co. S.R.L. Regular Certifying Accountant: Carlos Alberto Pace. Alternate Certifying Accountant: Mario Ángel Julio.

María Blanco Salgado

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 30, 2014	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations